FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:	March 30, 2005

Forbes Medi-Tech announces Financial Results for the 4th Quarter and Year ended December 31, 2004

~4th Quarter Revenue Increases 47%; FY2004 Revenue up 23%; Increased R&D Activity ~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the fourth quarter and year ended December 31, 2004 versus the fourth quarter and year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted.

Fourth Quarter and Fiscal Year 2004 Highlights

•

Reported total revenue of $5.76 million for the fourth quarter ended December 31, 2004 versus $3.93 million for the fourth quarter ended December 31, 2003

•

Reported total revenue of $17.6 million for year ended December 31, 2004 versus $14.3 million for year ended December 31, 2003

•

Reported net loss of $0.06 per share for the quarter ended December 31, 2004 compared to a net loss of $0.09 per share for the quarter ended December 31, 2003

•

Increased R&D activity to support the clinical development and the Company’s lead compound, FM-VP4

•

Reported net loss of $0.25 per share for the year ended December 31, 2004 compared to a net loss of $0.09 per share for the year ended December 31, 2003

•

Contributing to the net loss is: a significant increase in R&D activity; an increase in the non-cash stock-based compensation expense; and greater G&A expenses reflecting the growth of the Company’s operations

•

Manufacturing facility expanded to 1,500 metric tonnes per annum

•

Completed equity financing of US$10.75 million, Great Point Partners & BioAsia acting as lead investors

•

Appointed leading North American cardiologists to the Medical & Scientific Advisory Board

•

Received final approval for Reducol™ sales in the European Union in certain food groups

•

Announced US$24.4 million in sterols sales agreement between Forbes’ manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company

•

Completed European Phase II trial of the Company’s lead pharmaceutical compound, FM-VP4

•

Improved net cash and investments position to $15.2 million at the end of December 31, 2004 versus $5.8 million at December 31, 2003

“As a result of our growing nutraceutical business, the Company continues to show excellent revenue growth helping us offset a significant portion of our 2004 pharmaceutical R&D expenses”, says Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “We have achieved previously stated 2004 objectives including: obtained regulatory approvals for Reducol™; expanded our joint venture manufacturing facility; and made progress towards the US Phase II trial of our cholesterol-lowering compound, FM-VP4, scheduled for later this year.”

Revenue Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company anticipates total revenue of  $21-22 million for fiscal 2005. This figure represents the Company’s projected revenue from its own sales and from its share of the Phyto-Source joint venture revenue.

Pharmaceutical Research

Forbes remains committed to the further clinical development of its lead cholesterol-lowering compound, FM-VP4. Taking into account the results of the European trial completed last year, the Company plans to undertake a U.S. Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a narrower dosage range. The U.S. Phase II clinical trial design will focus on identifying the reduction in LDL-cholesterol produced by FM-VP4 with a target reduction of 15% of LDL in comparison to baseline.  To support this planned trial, the Company has recently commenced a 90 day preclinical toxicology study, and currently anticipates filing of an investigational new drug application with the U.S. FDA and commencing the U.S. Phase II trial later this year.

Nutraceutical Business

In November 2004 and more recently, in March 2005, the Company received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The Company and its strategic partners are preparing for Reducol™-based product launches scheduled for the coming months.  In support of the expanded business opportunities in Europe, the Company’s 50-50 manufacturing joint-venture facility, Phyto-Source, was expanded from 1,000 to 1,500 metric tonnes per annum in December 2004.

Financial Results

Summary ($millions of $ except per share values)	Year ended December 31-04	Year ended December 31-03 (restated)

Total revenues	$17.6	$ 14.3
Total expenses	(24.7)	(18.6)
Other income		2.2
Income taxes	(0.9)
Net loss	$(8.0)	$(2.1)
Basic loss per share	$(0.25)	$(0.09)

Net loss - Contributing to the net loss for the year ended December 31, 2004 of $8.0 million is an increase in R&D activity to support the Company’s clinical development plan; the increase in non-cash stock-based compensation expense, which is based on the fair value method of valuing options, is attributable to the granting of additional options to existing employees, options to new employees and non-employees, and the recognition of the expense from options granted in prior years; and an increase in G&A reflecting the growth of the Company’s operations.

Revenues – Revenue for the Company’s ingredient products, Reducol™ and Phyto-S sterols remains strong. In June 2004, the Company announced the renewal of a major phytosterol agreement between Phyto-Source LP and a large multinational company. The renewed contract is effective through the end of 2005.  In September 2004, Forbes announced that it had secured an additional phytosterol supply agreement between Phyto-Source LP and another leading multinational ingredient company.  This agreement is for US$24.4 million over a three year period, commencing January 2005.  Accordingly, revenues from this latter agreement will be reflected in future periods. Additionally, the Company and its strategic partners have scheduled Reducol™-based product launches in Europe which may have an impact on future sales.

Liquidity & Capital Resources

Cash, cash equivalents and working capital - As at December 31, 2004, the net cash and short-term investments totaled $15.2 million, compared with $5.8 million as at December 31, 2003.  The Company had working capital of $15.1 million at December 31, 2004 (2003 – working capital $6.7 million).  The increase in cash and working capital in 2004 was mainly due to increased sales revenues and the proceeds of a US$10.7 (Cdn $ 12.9) million financing.

Operations - In the fiscal year 2004, cash used in operating activities was $4.5 million in fiscal 2004, compared to $4.7 million in fiscal 2003.  Net changes in non-cash working capital items used cash of $0.9 million in 2004 compared with $3.8 million of cash used in the year 2003.  The changes in non-cash working capital items each year mainly reflect the changes in accounts receivable and changes in inventory levels and accounts payable and accrued liabilities and taxes payable.

Investing Activities - In the fiscal year 2004, investing activities utilized net cash of $4.9 million, compared with net cash provided of $1.9 million in 2003. Cash used in 2004 was primarily used in the acquisition of capital assets at the Phyto-Source manufacturing facility near Houston, Texas, and the acquisition of short-term-investments, offset by the final proceeds from the divestiture of the AD/ADD technology.

Financing Activities - In the year ended December 31, 2004, financing activities provided $14.1 million of cash compared with $6.9 million in 2003.  This increase was primarily the result of a private placement financing completed in January of 2004 in the amount of US$10.7 million (Cdn $ 12.9 million)

Expenses

Summary ($millions of $ except per share values)	Year ended December 31-04	Year ended December 31-03 (restated)

Cost of sales, marketing & product development	$9.4	$ 8.2
General & administrative	6.2	4.9
Research & development	4.7	2.1
Stock-based compensation	2.8	1.5
Depreciation and amortization	1.6	2.0
Total expenses	$24.7	$18.7

Cost of sales, marketing and product development - For the year ended December 31, 2004, cost of sales totaled $9.4 million on phytosterol revenues of $17.2 million, or 55% of phytosterol revenues, versus $8.2 million on phytosterol revenues of $14.1 million for the year ended December 31, 2003, or 58% of phytosterol revenues. The decrease in cost of sales as a percentage of sales can be attributed to improvements in production efficiencies and product mix.  While Cost of Sales as a percentage of phytosterol revenue has decreased in 2004 resulting primarily from improvements in production efficiencies, such percentage may continue to fluctuate over time due both to variations in the phytosterol product mix and to increases in marketing efforts.

Research and development- For the year ended December 31, 2004, the Company’s net research and development (“R&D”) expenses totaled $4.7 million compared with $2.1 million for the year ended December 31, 2003.  The increase in R&D expenditures in fiscal 2004 over 2003 is mainly a result of Forbes’ decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  A major part of R&D expenditures in 2004 was in the area of pre-clinical and clinical development, including the European Phase II trial of FM-VP4.

General and administrative Expenditures (“G&A”)-For the year ended December 31, 2004 G&A totaled $6.2 million, compared with $4.9 million in fiscal year 2003. The increases in administrative expenses are primarily attributable to increased business activity and professional services including legal and consulting in 2004.

Conference Call and Webcast

A conference call and webcast to discuss these financial results will be held on Wednesday March 30, 2005 at 1:30pm PT. (4:30pmET) To participate in the conference call, please dial 1-877-888-7019 or (direct) 416-695-5259. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until April 11, 2005 by calling 1-888-509-0081 or 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

Fiscal Year Ended December 31, 2004 Report

This news release includes by reference the Company’s audited financial statements for the fiscal year ended December 31, 2004, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.  Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our proposed business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold CFO Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, manufacturing, and other information in future periods. Forward-looking statements can be  identified by words such as, “anticipates,” “future”, “planned”, “scheduled”, “outlook”, “forecasted”, “projected”, “further”, “continues”, and similar expressions or variations thereon, or statements that events, conditions or results “will,”or “may,” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the need to secure new sales contracts; the need for performance by buyers of products and by the Company’s strategic partners; the need to secure raw materials at competitive prices; uncertainty as to whether future clinical trials will be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; uncertainty as to whether the Company’s anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company’s dependency on its joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for the Company’s products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; the need to attract and retain key personnel; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the ability of buyers to fulfill health claims of their products; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2004 and 2003

2004

2003

(restated)

Assets

Current assets:

Cash and cash equivalents                                                                         $

9,229

$

4,512

Short-term investments

6,018

1,285

Accounts receivable

                                                                                    3,530

3,314

Inventories

708

508

Prepaid expenses and deposits

192

326

19,677

9,945

Property, plant and equipment

12,989

11,897

Intangible and other assets

5,923

6,592

$

38,589

$

28,434

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities

$

2,855

$

2,333

Deferred revenues

344

151

Current portion of long-term debt

1,405

796

4,604

3,280

Long-term liabilities:

Long-term debt

763

1,074

Deferred revenues

−

151

Tenure allowance

765

728

6,132

5,233

Shareholders' equity:

Share capital

94,223

79,557

Contributed surplus

4,171

1,567

Deficit

(65,937)

(57,923)

32,457

23,201

$

38,589

$

28,434

Approved on behalf of the Board:

“Don Buxton” -

Director

“Nitin Kaushal"

Director

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

2004

2003

2002

(restated)

(restated)

Revenue:

Sales

$

17,046

$            13,909

$

6,852

Licensing

151

208

941

Phytosterol revenues

17,197

14,117

7,793

Interest and other

374

150

187

17,571

14,267

7,980

Expenses:

Cost of sales, marketing and product development

9,340

8,199

7,247

General and administrative

6,195

4,892

4,225

Research and development

4,676

2,070

3,209

Stock-based compensation

2,838

1,459

414

Depreciation and amortization

1,635

2,044

2,307

24,684

18,664

17,402

Gain on settlement of licensing arrangements

−

−

(6,044)

Write-down of leaseholds and assets

−

−

1,136

Gain on divestiture of technology

−

(2,247)

−

Loss for the year before taxes

(7,113)

(2,150)

(4,514)

Provision for income taxes

901

−

−

Loss for year

(8,014)

(2,150)

(4,514)

Deficit, beginning of year

(57,923)

(55,773)

(51,259)

Deficit, end of year

$

(65,937)

$

(57,923)

$

(55,773)

Basic and diluted loss per share

$

       (0.25)

$

(0.09)

$

(0.21)

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2004

2003

2002

(restated)

(restated)

Cash provided by (used in):

Operations:

Loss for the year

$

(8,014)

$

(2,150)

$

(4,514)

Adjustment to reconcile loss for the year
to cash flow used in operations:

Depreciation and amortization

1,635

 2,044

2,307

Amortization of deferred license revenues

(151)

(141)

(941)

Gain on settlement of licensing arrangements

−

−

(6,044)

Gain on divestiture of technology

−

(2,247)

−

Loss (gain) on disposal of fixed assets

4

(38)

(32)

Write-down of leaseholds and assets

−

29

1,136

Stock-based compensation expense

2,838

1,459

414

License fee paid in shares

49

−

−

Foreign exchange translation

(22)

131

−

Changes in:

Accounts receivable

(1,446)

759

(106)

Inventories

(200)

443

2,463

Prepaid expenses and deposits

134

211

804

Accounts payable and accrued liabilities

522

(2,634)

837

Royalties payable

−

(3,155)

−

Increase (decrease) in tenure allowance in excess of

amounts funded

(11)

114

(233)

Deferred revenues

193

442

−

Other

(32)

−

95

(4,501)

(4,733)

(3,814)

Investments:

Acquisition of property, plant and equipment

(1,445)

(1,087)

(1,566)

Acquisition of intangible and other assets

−

(49)

−

Investment in joint venture (net of cash received)

−

−

(1,222)

Collection of loan receivable from Phyto-Source LP

−

2,369

−

Proceeds on disposal of fixed assets

48

763

407

Proceeds on divestiture of technology

1,230

1,189

−

Short-term investments

(4,733)

(1,285)

983

(4,900)

1,900

(1,398)

Financing:

Issuance of common shares

1,473

7,779

199

Issuance of preferred shares

12,910

−

−

Issuance of special warrants

−

(887)

887

Repayment of notes payable

(150)

(1,151)

422

Repayment of capital lease obligations

(70)

−

−

Repayment of term loan

(647)

(887)

(1,593)

Increase in term loan

−

2,078

−

Increase in line of credit

602

−

−

14,118

6,932

(85)

Increase (decrease) in cash and cash equivalents

4,717

4,099

(5,297)

Cash and cash equivalents, beginning of year

4,512

413

5,710

Cash and cash equivalents, end of year

$

9,229

$

4,512

$

413